Exhibit 99.2

Sun Life Financial increases Common Share dividend and declares dividends on Preferred Shares

TORONTO, Nov. 8, 2017 /CNW/ - The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced an increase of 5% or 2 cents per share to the dividend to be paid on its common shares, rising to $0.455 per common share, payable December 29, 2017, to shareholders of record at the close of business on November 29, 2017.

The Board announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on December 29, 2017, to shareholders of record at the close of business on November 29, 2017:

Series 1	$0.296875 per share
Series 2	$0.30 per share
Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 8R Series 9QR	$0.142188 per share $0.135605 per share
Series 10R	$0.177625 per share
Series 11QR Series 12R	$0.183496 per share $0.237875 per share

Common shares acquired under the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2017, Sun Life Financial had total assets under management of $934 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Kim Armstrong
Manager, Media & PR
Corporate Communications
T. 416-979-6207
kim.armstrong@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

SOURCE Sun Life Financial Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/08/c4763.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:04e 08-NOV-17